VIA EDGAR

June 1, 2012

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:    Gilead Sciences, Inc.
Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”)
Filed February 23, 2012
File No. 000-19731

Dear Mr. Rosenberg:

This letter sets forth the response of Gilead Sciences, Inc. (“Gilead”, “we”, “our” or “us”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) in its letter dated May 3, 2012 related to the filing referenced above (the “Comment Letter”) and the Staff's May 29, 2012 follow up voicemail. This response supersedes our response dated May 25, 2012. For the convenience of the Staff, we have duplicated the comment set forth in the Comment Letter below in italics and have provided our response following the Staff's comment.

Management's Discussion and Analysis of Results of Operations and Financial Condition
Liquidity and Capital Resources, page 71

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On page 147, you state “The cumulative unremitted foreign earnings that are considered to be permanently invested outside the United States and for which no U.S. taxes have been provided, were approximately $5.84 billion and $4.48 billion as of December 31, 2011 and 2010, respectively.” Please revise to disclose the amount of cash and investments that are currently held by your foreign subsidiaries that are considered reinvested indefinitely and its expected effect on your liquidity and capital resources. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Gilead response:
In response to the Staff's comment, we will enhance our disclosures related to Gilead's cash and investments held by foreign subsidiaries. In future periodic filings, commencing with our Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, our Liquidity and Capital Resources disclosure in the Management's Discussion and Analysis section will be revised to read as follows, to the extent still applicable:

Of the total cash, cash equivalents and marketable securities at June 30, 2012, approximately $X.X billion was generated from operations in foreign jurisdictions and is intended for use in our foreign operations. We do not rely on unrepatriated earnings as a source of funds for our domestic business as we expect to have sufficient cash flow and borrowing capacity in the United States to fund our U.S. operational and strategic needs.

Confirmations
In addition, at the Staff's request, Gilead acknowledges that:

•	Gilead is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Gilead may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (650) 522-5688 if you have any questions or would like any additional information regarding this matter.

Sincerely,

/S/ ROBIN L. WASHINGTON
Robin L. Washington
Senior Vice President and Chief Financial Officer

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